UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 24, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

Harmony completes MAC Copper acquisition, securing full ownership of CSA mine and unlocking immediate copper production

Johannesburg. Friday, 24 October 2025. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce the successful completion of the acquisition of MAC Copper Limited (“MAC”), the owner of the high-grade CSA copper mine (“CSA mine”) in New South Wales, Australia, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited.

The transaction, first announced on 27 May 2025, was implemented today, 24 October 2025 via a Jersey law Scheme of Arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended). Harmony has acquired 100% of MAC’s securities at a price of US$12.25 per share, implying a total equity value of US$1.01 billion (approximately R18.4 billion).

This transaction has been funded using cash reserves together with a US$1.25 billion bridge facility.

“Harmony is one of the world’s leading gold producers with a proud 75-year operating history and more than two decades of experience in Australia and Papua New Guinea. Our proven operating model – extending the life of mines through disciplined investment in our orebodies and our people – has consistently delivered long-term value for all stakeholders, making us the partner of choice wherever we operate.

We are delighted to welcome the CSA mine employees to the Harmony family. The completion of this acquisition marks a significant milestone in our strategy to grow into a global gold and copper producer, reinforcing our commitment to sustainable value creation. CSA is a high-grade, long-life copper asset located in a Tier-1 jurisdiction. This asset will meaningfully enhance our business and support our long-term growth,” says Beyers Nel, Harmony Chief Executive Officer.

The integration of the CSA mine into the Harmony portfolio will now commence. Over the next three months, Harmony will be embedding the mine into the broader Harmony Group, aligning its operations with our proven planning and performance frameworks. This process is designed to unlock synergies, enhance operational efficiency, and position CSA to contribute meaningfully to Harmony’s long-term value creation. A detailed update on operational performance and key development milestones – including the ventilation project, upper Merrin mine development and exploration activities through December

2025 – will be provided at Harmony’s half-year results (H1FY26) presentation scheduled for late February or early March 2026.
At that time, we will also update our FY26 production guidance to incorporate the CSA mine figures.

Harmony’s planning parameters for FY27 will be embedded into CSA mine to develop its FY27 life-of-mine plan, in alignment with the planning approach used across our other operations. The CSA mine life-of-mine plan will be released alongside our FY26 results expected in August 2026.

For full details of the transaction, please refer to the SENS announcement published on 27 May 2025, available on our website at: www.harmony.co.za

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
24 October 2025

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

About Harmony
Harmony, a world-class gold and copper mining and development company, operates and has assets in South Africa, Australia, and Papua New Guinea (PNG). Harmony is South Africa’s largest gold producer by volume and company assets include nine underground mines, one open pit operation and several surface retreatment operations in South Africa, one open pit mine and several exploration tenements in PNG, and now an operating copper mine in Australia.

The company’s primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website.
https://www.harmony.co.za/

About MAC Copper
MAC Copper Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonisation of the global economy.
https://maccopperlimited.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 24, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director